Exhibit 17.1

PROPOSAL 2
REMOVAL OF NIKOLAY V. BOGACHEV AS A DIRECTOR FOR CAUSE

General Description and Reasons for the Proposal
Corporate Action Taken
The Company currently has eight Directors, with three Directors in the class with terms expiring at the annual meeting of stockholders in 2014, including Nikolay V. Bogachev. Based on the recommendation of the CNG Committee, an Executive Committee of the Board of Directors consisting of all Directors except Mr. Bogachev, is seeking stockholder approval to remove Nikolay V. Bogachev as a Director of the Company for cause.
The CNG Committee is responsible for, among other things, oversight of the review and evaluation of all Directors, the development of criteria for membership on the Board of Directors, the review of the composition of the Board as a whole, and the consideration of issues relating to possible conflicts of interest involving the Company's Directors. The CNG Committee believes that its responsibility to review and evaluate the Company's Directors also includes the responsibility to recommend, when warranted, the removal of a Director. If the CNG Committee's recommendation is accepted and approved by the Company's Board of Directors or any duly constituted committee of the Board delegated with such authority under the Delaware General Corporation Law (the "DGCL"), then the removal of such director is presented to the Company's stockholders for their approval. Under the DGCL and the Company's By-Laws, stockholders may remove any director for cause, and Delaware law grants stockholders broad authority to remove a director for cause.
For the reasons set forth below, the CNG Committee and the Executive Committee have concluded that it is in the best interests of the Company and its stockholders to remove Mr. Bogachev as a Director of the Company for cause, rather than waiting for the annual meeting of stockholders in 2014 to replace him. Accordingly, we are asking the Company's stockholders to approve the proposal to remove Mr. Bogachev as a Director for cause, effective immediately upon stockholder approval thereof.
Mr. Bogachev has been provided with the preliminary text of this proposal as set forth in this proxy statement, and an opportunity to provide a statement by him, which is included under the "Statement by Mr. Bogachev" caption below. The Executive Committee and the Company do not, by including the statement by Mr. Bogachev in this proxy statement, endorse or otherwise agree with the contents of the statement by Mr. Bogachev, and certain specific points of disagreement by the Executive Committee are noted under the "Reasons for the Proposal" caption below. In addition, the Executive Committee specifically disagrees with Mr. Bogachev's statements regarding the Board's processes and substantive considerations and deliberations with respect to the Board's efforts to maximize the long-term value of the Company for all of its shareholders. The Executive Committee also notes that it believes that many of Mr. Bogachev's suggestions to the Board and management during the past several months have been primarily motivated by his short-term interests in attempting to resolve the delinquent status of the loan from Sopak AG to an entity affiliated with Mr. Bogachev, as further discussed below, for which approximately 9.2 million of the Company's shares and a warrant for approximately 4.2 million additional shares owned by an entity affiliated with Mr. Bogachev were pledged as collateral, with the delinquent status of such loan beginning as early as December 2009.

Reasons for the Proposal
During the past several months, Mr. Bogachev has acted in a manner that the CNG Committee and the Executive Committee believe is not consistent with his duty to act in the best interests of the Company and all of its stockholders. As a result of these circumstances, the CNG Committee and the Executive Committee reviewed the following matters, as well as other matters relevant to the quality of Mr. Bogachev's service on the Board of Directors.
Since a meeting of the Board of Directors held on April 16, 2012, Mr. Bogachev has discontinued attending and otherwise meaningfully participating in Board meetings. Of the 5 Board meetings held since April 16, 2012, Mr. Bogachev has missed 3 meetings in their entirety, and attended only a portion of the July 24, 2012, meeting and another meeting. Mr. Bogachev began participating in this meeting nearly an hour and one-half after the meeting began, and Mr. Bogachev left the meeting before its conclusion. In fact, Mr. Bogachev's participation at the meeting consisted of his stating his dissatisfaction and refusal to the Company that the Company had not repurchased the Company's interest in the Dingo gas field in exchange for the encumbered Company shares and warrants owned or controlled by him (see below).
During the second and third quarters of 2012, the Company believes that Mr. Bogachev had discussions with principals of Stratex Oil & Gas Holdings, Inc. ("Stratex") about a possible business combination transaction with the Company. The Company has now learned that Mr. Bogachev was personnaly negotiating with principals of Stratex for their acquisition of all of the stock in the Company owned and controlled by Mr. Bogachev. Such discussions were not revealed to or authorized by the Board of Directors or management of the Company. At the repeated requests of Mr. Bogachev, there was a single brief initial introductory meeting among certain executives of Stratex and the Company on or about June 6, 2012. On August 27, 2012, as the first communication of any kind from Stratex to the Company following the single brief introductory meeting, Stratex delivered a letter to the Company containing an unsolicited proposal for the acquisition of each outstanding share of the Company's common stock for $0.65 in cash and one share of Stratex common stock, the closing price for which as reported by the OTCQB on August 27, 2012 was $1.65 per share. On August 28, 2012, Stratex publicly announced the unexpected and unsolicited proposal. The most recent public disclosures by Stratex indicate that it is a development stage company that lacks significant financial or other assets, and its common stock is subject to extremely limited trading volume and trades only sporadically. On September 10, 2012, the Company announced that its Board of Directors, after carefully considering the unsolicited proposal and consulting with its financial and legal advisors, had determined not to pursue the Stratex proposal. Mr. Bogachev did not attend the meeting of the Board of Directors at which the Stratex proposal was considered. On September 12, 2012, the Company received a subpoena from the U.S. Securities and Exchange Commission (the "SEC") for the production of documents in connection with the announcements related to the Stratex proposal. On September 14, 2012, the Company received a letter from the Financial Industry Regulatory Authority ("FINRA") indicating that FINRA is conducting a review of trading in the Company's common stock surrounding the August 28, 2012 announcement by Stratex, and requesting information and documents from the Company in connection therewith. The Company has cooperated fully with the SEC and FINRA in these matters. As a result of the foregoing matters related to Stratex, the Company has incurred significant legal and other expenses. Additionally, the Company now believes that during early May 2012, Mr. Bogachev, without notice to or the knowledge of the Company's Board, was negotiating with Stratex for the sale of Company shares owned or controlled by Mr. Bogachev in an effort by Stratex to obtain control of the Company.
On October 8, 2012, Mr. Bogachev delivered a letter to J. Robinson West, the Company's Chairman of the Board, threatening to file a suit against the Company and his fellow Directors. Mr. Bogachev's claims largely center around the Company's alleged mismanagement through its refusal to follow Mr.

Bogachev's direction. Mr. Bogachev claims that the Company should have followed his direction because he “was far and away the largest shareholder.”
On November 12, 2012, Mr. Bogachev delivered a letter to the Company containing a demand that the Company initiate a lawsuit against all of the members of the Board other than Mr. Bogachev. In his letter, Mr. Bogachev claimed that all of the members of the Board, other than himself, had breached their fiduciary duties. As noted in a letter by the Company delivered to Mr. Bogachev on November 21, 2012, to which Mr. Bogachev has not responded, Mr. Bogachev's letter of November 12, 2012 did not provide sufficient detail so that the Company could adequately investigate such claim, but rather simply stated vague allegations. Contrary to Mr. Bogachev's assertion in his statement below that the Board's response to his demand has simply been to seek his removal as a Director, the Company requested in its November 21, 2012 letter that he provide additional information to allow the Board to investigate his claim, which Mr. Bogachev has not done. Additionally, much like the October 8, 2012 letter, Mr. Bogachev's claims in his November 12, 2012 letter largely center around the Company's refusal to follow his direction.
In the letter dated November 12, 2012, and in his statement below, Mr. Bogachev claims to own a large amount of Company shares. This claim is made notwithstanding the fact that all but 15,000 shares previously owned by Mr. Bogachev and his affiliate entities, approximately 9.2 million shares, and a warrant representing another 4,347,826 shares, had been previously repossessed by Sopak AG pursuant to a Pledge and Security Agreement dated July 7, 2009. According to the Notice of Default dated September 21, 2012, an affiliate of Mr. Bogachev, Yamalco Investment Limited, failed to repay the sum of $18,324,027.77 and thereby defaulted under a Loan Facility dated July 7, 2009. As a result, these shares and the rights under the warrant are no longer possessed by Mr. Bogachev, and Mr. Bogachev does not have the right to vote the approximately 9.2 million shares. Also as a result of the repossession of the approximately 9.2 million shares, the Company has expended substantial legal and other expenses dealing with this situation. Although the Company became aware that Mr. Bogachev had pledged these shares, the Company was not aware of the details and did not approve the pledge. Since the pledge of these securities by Mr. Bogachev and his related entities, the Company has instituted a policy prohibiting Directors pledging Company securities. The Company believes that such a policy is a significant step towards improved risk oversight.
With respect to Mr. Bogachev's reference to a committee of the Board formed to review strategic alternatives,this Committee was formed but was subsequently disbanded when it appeared to the other members of the Committee, that Mr. Bogachev's recommendations for strategic alternatives were primarily focused on a solution for his own short term funding issues.
For additional information regarding the Company's recent relationships and transactions with Mr. Bogachev, see "Certain Relationships and Related Person Transactions - YEP Securities Purchase Agreement, - Additional YEP Financing Agreement, - Additional Agreements with YEP Relating to YEP Purchase Agreement, and - U.S. Federal Tax Withholdings," and "Security Ownership of Certain Beneficial Owners and Management" in this proxy statement.
Based on the foregoing, the CNG Committee and the Executive Committee have concluded that Mr. Bogachev's actions and conduct have not been in the best interests of the Company and all of its stockholders. In view of these conclusions, the Executive Committee requested Mr. Bogachev to resign from the Board of Directors. At that time, Mr. Bogachev was notified that his refusal to resign would result in the Board's consideration of Mr. Bogachev's removal for cause. Since Mr. Bogachev has not resigned from the Board of Directors, the CNG Committee recommended to the Executive Committee that it seek stockholder action to have Mr. Bogachev removed from the Board for cause. After considering the recommendation of the CNG Committee, the Executive Committee unanimously accepted the CNG Committee's full recommendation to seek stockholder approval of the removal of Mr. Bogachev from the Board for cause.

Statement by Mr. Bogachev
Dear Shareholders:

The following is my response to the proposal of committees of the Board of Directors of the Company to remove me as a Director of the Company for alleged “cause.” I did not receive notice of or participate in any of those committee deliberations nor was I given any opportunity to discuss their removal proposal prior to its publication.
You should understand that it is clear to me that the sole reason for seeking my removal is my repeated and articulated disagreement with the procedures, actions and inactions of the Board involving in my opinion a failure of the other Directors to exercise their fiduciary obligations of governance and oversight. In my judgment this failure has resulted in ineffective and improper management causing substantial losses of shareholder value that are obviously reflected in the Company's substantial continued stock market declines. The foregoing was brought to a head by my recent demand, made on behalf of the Company and on behalf of all of the shareholders, that the Company institute legal action against the other Directors for the recovery by the Company of damages from their mismanagement. The Board's response to the this disagreement and the resulting demand for legal redress has simply been to seek my removal as a Director.
Before discussing the fundamental disagreement between the other Directors and me, I want to highlight several related matters. First, in addition to directly owning stock in the Company, as the owner of an affiliated entity, Young Energy Prize S.A. (YEP), I continue to have a legally recognized equitable and beneficial interest in the more than nine million shares previously titled in YEP's name and recently retitled in the name of Sopak AG in light of the fact that the proceeds from any disposition of those shares by Sopak will be applied for my benefit. As a result Sopak has acknowledged my continuing interest in the stock. The pledge of my shares to Sopak occurred when they were acquired more than three years ago and when I became a Director and the Company has been aware of that pledge throughout.
Second, with regard to Stratex, during the Spring of this year I was contacted by the CEO of Stratex who knew of me as a result of a school friendship of our sons and on behalf of Stratex he expressed an interest in acquiring the YEP shares in connection with a merger proposal Stratex intended to make to the Company. The terms of that merger proposal were not communicated to me. Because I believed that the Company needed to consider all strategic alternatives for increasing shareholder value I offered to put him in touch with Tom Wilson, the Company's CEO, which I did. I did not attend any of the Stratex meetings with Mr. Wilson and thereafter I had no further substantive communications with Stratex or its CEO. With regard to the subsequent regulatory inquiry, I cooperated fully with the inquiry and neither I nor any affiliated entity have engaged in any Company stock trading.
And third, I have been advised that the “cause” required under Delaware law and the Company's Bylaws for removal of a director legally must involve egregious conduct which is not applicable or alleged here. Rather what is at issue here are the business disagreements which I have had with the other Directors and continue to have with respect to the governance and management of the Company. That is, I have been advised that the Delaware courts have previously indicated that such business disagreements do not constitute "cause". Accordingly, and based on the foregoing advice, it is my view that the entire effort of the Company to have me removed as a Director is without "cause" and therefore improper.
With regard to the facts and merits of the matter, throughout my tenure on the Board I have considered myself singlely aligned with all of the shareholders of the Company to an extent more than all other Directors by virtue of the very large shareholding of YEP which was a large multiple greater than the shareholding of each other Director and of the shareholdings of all of the other Directors combined.

Throughout I have endeavored only to enhance the value of the Company beginning with my initial purchase of the YEP stock at a very substantial premium over its trading price at that time continuing with my entity's sale to the Company thereafter of my previously owned substantial majority interest in the Poplar oil and gas asset at a price very favorable to the Company. And obviously my interest in currently continuing to do whatever I can to enhance shareholder value is totally aligned with the interests of all shareholders.
In my role as the largest shareholder and a Director beginning more than a year ago I vocally and continually expressed disagreement with the plans and activities of the Company and I was outspoken that they would result in continued large cash flow losses and the diminution of shareholder value. Unfortunately, that is what has occurred. During this period, the Board never chose to seriously consider and debate shareholder value but generally routinely rubber-stamped management budgets, programs and recommendations. Board meetings were often preceded by inadequate agendas and explanatory materials provided without reasonable notice and the meetings often in telephonic form were held in the middle of the night in Moscow where I reside thereby limiting my participation.
My dissatisfaction was articulated at length at last year's annual shareholders meeting and at the associated Board meeting and at that time I proposed and was successful in having the Board agree to the formation of a strategic alternatives committee with a charge to candidly and aggressively consider all available possibilities for enhancing shareholder value. Mr. Wilson was designated to head that committee, which included me and one other Director, and its formation was publicly announced. Unfortunately however, and despite my repeated calls for committee action, the committee was never allowed by the Board or Mr. Wilson to function and to my knowledge the committee does not even exist at this time.
I make no apology for my strong objections to the Company's performance. Throughout I have been specific in my charges ranging from objecting (i) to the manner in which Australian assets and Australian transaction efforts have been handled, (ii) to the lack of oversight of accounting and reporting functions leading to the resignation of the Company's audit firm and to a lack of credibility in the financial community, and (iii) to the excessive cash and equity compensation of the Board and management without any apparent linkage of the compensation to Company performance, along with other excessive overhead expenditures.
The Company's proposal to remove me as a Director is plain and simply an effort to eliminate my voice objecting to how the Company is governed by an inactive and passive Board and how its management functions, including my objection to the Company's failure to aggressively pursue strategic alternatives for rebuilding shareholder value. While the foregoing simply does not constitute legal “cause” for proposing my removal, it may nonetheless function as a useful opportunity for a referendum vote of the shareholders on their dissatisfaction with the Company's Board and management and their dissatisfaction with their performance on behalf of the shareholders. THEREFORE, I RECOMMEND THAT SHAREHOLDERS VOTE “AGAINST” THE PROPOSAL FOR MY REMOVAL AS A DIRECTOR FOR “CAUSE.”

Thank you.
Nikolay V. Bogachev

Impact of Approval of the Proposal
If Mr. Bogachev is removed as a Director of the Company, there will be a vacancy on the Company's Board of Directors. Under the DGCL and our By-Laws, the remaining members of the Board of Directors are authorized to fill the vacancy. Any director elected by our Board to fill a vacancy shall serve the remainder of the term of the class in which the vacancy exists, and until his or her successor is elected and qualified or until his or her earlier death, resignation, or removal.
We believe that it is important for the Board of Directors of the Company to be comprised of highly qualified individuals who can assist and guide the Company through its current challenges and opportunities. Accordingly, the CNG Committee, which is charged with identifying qualified individuals to serve on the Board of Directors, intends to undertake a rigorous search. In view of the importance of the search and the need to carefully conduct the necessary inquiries into the background and qualifications of potential candidates in order to fill the vacancy, the vacancy is not expected to be filled immediately. Until a new director is elected to fill the vacancy, we will operate with the vacancy.

No Appraisal Rights
Under the DGCL, stockholders are not entitled to appraisal rights with respect to this proposal.

Vote Required for Approval of the Proposal
Pursuant to Article III, Section 1(c) of the Company's By-Laws, any director may be removed from office at any time, but only for cause and only by the affirmative vote of at least a majority of the votes cast at a stockholders' meeting called to consider such removal.

Executive Committee Recommendation
THE EXECUTIVE COMMITTEE OF THE BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL OF THE REMOVAL OF NIKOLAY V. BOGACHEV AS A DIRECTOR FOR CAUSE.